FORM 6-K

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of  September 5, 2003

Commission File Number  n

Forbes Medi-Tech Inc. (Translation of registrant's name into English)
Suite 200-750 West Pender Street, Vancouver, BC, V6C 2T8, Canada (Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F....[X ]..... Form 40-F...[   ]...

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes

[    ]

No

[   ]

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

For Immediate Release:                                                                                                                                                                    September 5, 2003

Forbes Medi-Tech Raises US$4.65 Million in Equity Financing

Vancouver, BC – Forbes Medi Tech Inc. (TSX:FMI; NASDAQ:FMTI) announced today it has raised US$4.65 million by way of a Private Placement, resulting in the issuance of approximately 3.13 million common shares at a price of US$1.485 per share (approximately CDN$2.05, based on current exchange rates), with approximately 1.16 million warrants attached.  Each warrant entitles the holder to purchase one common share of the Company at US$1.85 for 3 years from the date of closing. A final subscription for an additional 109,090 common shares and 38,182 warrants for gross proceeds of US$162,000 has been accepted by the Company which will bring the total placement to US$4.81 million. BioAsia Investments, LLC of Palo Alto, California acted as the lead investor.

“This financing provides the Company with the necessary resources to expand our pharmaceutical pipeline and ensure that funds are available for the continued development of our cholesterol-lowering compound, FM-VP4,” said Charles Butt, President & CEO of Forbes Medi-Tech Inc. “The strength of these investors and terms of the private placement are indicative of the investment opportunity that Forbes represents,” said Butt.

“After completing an extensive amount of due diligence on Forbes, we are excited about the prospects for FM-VP4 as well as the growth of Forbes’ nutraceutical business,” said Dr. Albert Cha, Partner at BioAsia Investments, LLC.

Placement proceeds will be used by Forbes to fund continued research on FM-VP4, further development of the FM-VPx library of compounds and for operational purposes. Based upon the Company’s financial position, future revenue and operational outlook, Forbes anticipates that it will have sufficient funds to operate through the end of 2005.

Investment banker’s warrants and cash commissions payable for this Private Placement amount to 254,458 and US$264,637 respectively. These broker warrants have the same terms as the warrants issued to investors.

About BioAsia

BioAsia Investments, LLC is a Palo Alto, California-based venture firm formed in 1997 for the purpose of managing the Biotechnology Development Funds, which invest in private and public life sciences companies primarily in the United States.  BioAsia makes investment decisions for the Funds and, in addition, helps its portfolio companies to develop corporate strategy, recruit key management personnel, and acquire new products and technology to accelerate growth.  BioAsia focuses on investments in companies with clinically proven products in development for unmet medical needs.  Additional information on BioAsia can be found on the internet at www.bioasia.com.

About Forbes Medi-Tech Inc.

Forbes Medi-Tech Inc. is a biopharmaceutical company dedicated to the research, development and commercialization of innovative prescription pharmaceutical and nutraceutical products for the prevention and treatment of cardiovascular and related diseases. Forbes' scientific platform is based on core sterol technology. By extracting plant sterols from by-products of the forestry industry, Forbes has developed cholesterol-lowering agents for use in pharmaceutical compounds, functional foods and dietary supplements.

For more information, please contact:

Darren Seed Manager, Investor Relations Telephone: (604) 681-8976 E-mail: dseed@forbesmedi.com

NASDAQ and the Toronto Stock Exchange have not reviewed and do not accept responsibility for the adequacy or accuracy of the content of this News Release. This News Release contains forward-looking statements about the Company’s future revenue, sales and production, which statements can be identified by the use of forward-looking terminology such as “expand”, “continued”, “opportunity”, “growth”, “prospects”, “will be”, “further”, “based”, “future revenue”, “outlook”, “anticipate”, or the negative thereof or any other variations thereon or comparable terminology referring to future dates, events or results.  Forward-looking statements are statements about the future and are inherently uncertain, and the Company’s actual results could differ materially from those anticipated in those forward-looking statements as a result of numerous factors, including without limitation, the funds for the final subscription of 109,090 common shares may not be received in a timely manner or at all; the risk that buyers will not order their forecasted amounts of the Company’s products; uncertainty as to the Company’s ability to generate projected sales volumes and product prices; uncertainty that the Phyto-Source LP manufacturing facility will function as planned;  the need for performance by buyers of contractual obligations; manufacturing risks; partnership/strategic alliance risks; the need to control costs and the possibility of unanticipated expenses; uncertainty as to whether the plant can be expanded in a cost-effective and timely manner; the risk of technical obsolescence; intellectual property risks; the effect of competition, uncertainty of the size and existence of a market opportunity for the Company’s products and the buyer’s products; marketing risks; risks inherent in the development of pharmaceutical and nutraceutical research and the development of new product;s  the Company’s need for additional future capital, which may not be available in a timely manner or at all; exchange rate fluctuations; product liability risks; as well as a description of other risks and uncertainties affecting the Company and its business, as contained in news releases and filings with the United States Securities and Exchange Commission and Canadian Securities Regulatory Authorities, any of which could cause actual results to vary materially from current results or the Company’s anticipated future results.  Forward-looking statements are based on the beliefs, opinions and expectations of the Company’s management at the time they are made, and the Company does not assume any obligation to update its forward-looking statement if those beliefs, opinions or expectations, or other circumstances should change.

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: September 5, 2003	FORBES MEDI-TECH INC. “Charles A. Butt” Charles A. Butt President & CEO